Exhibit 99.1
Mynd.ai Receives NYSE American Non-Compliance Notice
Alpharetta, GA., June 5, 2026 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND) today announced that on June 2, 2026, the Company received a notice (the "Notice") from the New York Stock Exchange Regulation (the “NYSE”) indicating that the Company is not in compliance with the NYSE American LLC’s (“NYSE American”) continued listing standards set forth in: (a) Section 1003(a)(i) of the NYSE American Company Guide (the “Company Guide”), which requires a company to have stockholders’ equity of $2.0 million or more if it has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years; and (b) Section 1003(a)(ii) of the Company Guide, which requires a company to have stockholders’ equity of $4.0 million or more if it has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Notice indicates that, because the Company reported stockholders’ deficit of $(17,502,000) at December 31, 2025, and has had losses in three of its four most recent fiscal years ended December 31, 2025, the Company is not in compliance with Sections 1003(a)(i) and (ii) of the Company Guide (the “Deficiency”). The Notice further indicates that the Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.
The Company is now subject to the procedures and requirements set forth in Section 1009 of the Company Guide. In connection with its Deficiency, the Company must submit a plan by July 2, 2026, advising of actions it has taken or will take to regain compliance with the continued listing standards by December 2, 2027 (“Compliance Deadline”).
The Company intends to submit a plan by July 2, 2026 to regain compliance with the continued listing standards by the Compliance Deadline. The Notice has no immediate impact on the listing of the Company’s American Depositary Shares, which will continue to be listed and traded on the NYSE American during the cure period, subject to continued compliance with the other listing requirements of the NYSE American.
If the Company does not submit a plan or if the plan is not accepted, delisting proceedings will commence. Furthermore, if the plan is accepted, but the Company is not in compliance with the continued listing standards by the Compliance Deadline, or if the Company does not make progress consistent with the plan during the plan period, NYSE staff will initiate delisting proceedings as appropriate. The Company may appeal a delisting determination in accordance with Section 1010 and Part 12 of the Company Guide.
About Mynd.ai, Inc.
Alpharetta-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces in over 125 countries. Our global distribution network of more than 1,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements, including statements regarding the Company’s intention to regain compliance with the NYSE American’s continued listing standards. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4443
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